

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2019

Douglas Davis
Chief Executive Officer
GBT Technologies Inc.
2500 Broadway, Suite F-125
Santa Monica, CA 90404

      Re: GBT Technologies Inc.
          Schedule 14C
          Filed August 12, 2019
          File No. 000-54530

Dear Mr. Davis:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Real Estate and
                                      Commodities

cc: Stephen M. Fleming, Esq.